UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 13

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands / Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,689,358
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,689,358
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,358
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 13

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 13

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,102
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,102
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 13

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,128
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,128
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 13

1.	Name of Reporting Persons. LKCM Headwater Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 232,616
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 232,616
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,616
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 13

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,210,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,210,704
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,210,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 8 of 13

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,210,704
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,210,704
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,210,704
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 9 of 13

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,958,204
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,958,204
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,204
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 22.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Lawson Products, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“Master Fund”), PDLP Lawson, LLC (“PDP”), a Texas limited liability company and special purpose vehicle wholly-owned by Master Fund, LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), LKCM Headwater Investments II, L.P., a Delaware limited partnership (“Headwater”), LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership (“Micro”), LKCM Core Discipline, L.P., a Delaware limited partnership (“Core”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, PDP, LIP, Headwater, Micro, Core, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of Master Fund is c/o Five Continents Financial Limited, 4th Floor, Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman KY1-1003, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(c) LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), is the sole holder of the management shares of Master Fund, and LKCM Alternative Management, LLC, a Delaware limited liability company (“Alternative”) is the general partner of PD Management. PDP is a special purpose vehicle wholly-owned by Master Fund. LKCM Investment Partnership GP, LLC (“LIP GP”), is the general partner of LIP. LKCM Headwater Investments II GP, L.P., a Delaware limited partnership (“Headwater GP”), is the general partner of Headwater. LKCM Micro-Cap Management, L.P., a Delaware limited partnership (“Micro GP”), is the general partner of Micro, and Alternative is the general partner of Micro GP. LKCM Core Discipline Management, L.P., a Delaware limited partnership (“Core GP”), is the general partner of Core, and Alternative is the general partner of Core GP. LKCM Capital Group GP, LLC, a Delaware limited liability company (“Capital Group”), holds all of the outstanding membership interests of Alternative. LKCM serves as the investment manager for Master Fund, PDP, LIP, Headwater, Micro, and Core. J. Luther King, Jr. is a controlling shareholder of LKCM and a controlling member of LIP GP. J. Bryan King is a controlling member of Headwater GP and Capital Group. J. Luther King, Jr. and J. Bryan King are controlling members of Alternative. The principal business of Master Fund, PDP, LIP, Headwater, Micro and Core is purchasing, holding and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Master Fund is organized under the laws of the Cayman Islands. PDP and LIP are organized under the laws of Texas. Headwater, Micro, Core and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

Headwater acquired 232,616 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $5,370,000 using working capital.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of January 13, 2017, the Reporting Persons may be deemed to beneficially own 2,210,704 shares of Common Stock (which represents approximately 25.1% of the outstanding Common Stock based upon information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2016).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	1,689,358	0	1,689,358	0
LIP	250,000	0	250,000	0
Headwater	232,616	0	232,616	0
Micro	26,102	0	26,102	0
Core	10,128	0	10,128	0
LKCM	2,210,704	0	2,210,704	0
J. Luther King, Jr.	2,210,704	0	2,210,704	0
J. Bryan King	1,958,204	0	1,958,204	0

(c) Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following shares of Common Stock in open market transactions.

Date	Reporting Person	Shares Purchased	Price
1/13/2017	Headwater	232,616	$23.0491

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 13, 2017, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2017

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

PDLP Lawson, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Headwater Investments II, L.P.

By:	LKCM Headwater Investments II GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.